August 21, 2024

Tony Lauritzen
Chief Executive Officer
Dynagas LNG Partners LP
97 Poseidonos Avenue and 2 Foivis Street
166 74 Glyfada, Athens, Greece

       Re: Dynagas LNG Partners LP
           Registration Statement on Form F-3
           Filed August 1, 2024
           File No. 333-281195
Dear Tony Lauritzen:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Exhibit 3.2: Fourth Amended and Restated Agreement of Limited Partnership of Dynagas LNG
Partners LP
Section 18.8, page 82

1. We note that the forum selection provision in Section 18.8 of your Fourth Amended and
       Restated Agreement of Limited Partnership identifies, unless otherwise provided for in the Marshall Islands Act, the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including claims, suits, actions or proceedings "brought in a derivative manner on behalf of the Partnership." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by
 August 21, 2024
Page 2

       the Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please add a risk factor and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Filana Silberberg